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                                   Exhibit C

             Identification and Classification of Subsidiary Which Acquired Security Being Reported On By the Parent Holding Company


SSIM, a registered investment adviser, acquired "beneficial ownership" of the securities being reported on as a result of its discretionary authority to acquire, dispose and (with respect to certain of such securities) vote the securities being reported on. Under a series of SEC no-action letters, including the letter issued to Warren Buffet and Berkshire Hathaway, Inc. (available December 18, 1987), SSCO and Strome are each considered the equivalent of a parent holding company of SSIM and are therefore eligible to report their indirect beneficial ownership in such shares on Schedule 13G.